PENSAR ACQUISITION CORP.
                                4703 Shavano Oak
                            San Antonio, Texas 78249

December 3, 2004

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2, (THE "REGISTRATION STATEMENT") ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON JULY 3, 2001 (REGISTRATION NO. 333-64516)

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Act"), Pensar Acquisition Corp. (the "Company"), hereby requests withdrawal of its Registration Statement on Form SB-2 (File No. 333-64516), together with all exhibits and amendments thereto (the "Registration Statement"), originally filed with the Commission on July 3, 2001.

     This withdrawal is being sought as there is no longer a present intention to offer or sell the securities under the Registration Statement. Accordingly, the Registrant hereby applies for consent to the immediate withdrawal of the Registration Statement.

     The Registration Statement has never been declared effective, and no shares have been issued or sold pursuant to the Registration Statement.

Sincerely,

PENSAR ACQUISITION CORP.

/s/  Carey G. Birmingham
------------------------
     Carey G. Birmingham
     President

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